

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2020

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
396 Alhambra Circle, Suite 255
Coral Gables, FL 33134

> **Re: Professional Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2020**
> **File No. 333-235822**

Dear Mr. Sheehan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed January 6, 2020

Note B - Pro Forma Adjustments, page 32

1. We have reviewed your response to prior comment number 1. We note that the option fair value of $6,916,549 is based on MBI options vested and exercisable in the amount of 686,329. However, on page 33 of Note B - Pro Forma Adjustments (i) and page F-75 you disclose that you had outstanding options for MBI of 964,386. On page 16 under the title Prospectus Summary - Recent Developments - MBI Acquisition, you also disclose that all MBI stock options granted and outstanding prior to the closing of the merger will be converted into an option to purchase shares of Professional's Class A Common Stock based on the exchange ratio. Please revise your calculation and related disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance